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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13D-2(A).*
---------------
     *As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT No.   )*

                             VSI ENTERPRISES, INC.
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                                (Name of Issuer)

                        COMMON STOCK, $.00025 PAR VALUE
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                         (Title of Class of Securities)

                                  91832B 50 4
                 ------------------------------------------
                                 (CUSIP Number)

                        MARK E. MUNRO AND SUSAN S. MUNRO
                           300 METRO CENTER BOULEVARD
                          WARWICK, RHODE ISLAND 02886
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                OCTOBER 2, 1996
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                        (Continued on following page(s))


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                               Page 1 of 7 Pages


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
--------------------------                         -----------------------
CUSIP NO  91832B 50 4               13D               Page 3 of 7 Pages
--------------------------                         -----------------------
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1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION No OF ABOVE PERSON

            MARK E. MUNRO
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            N/A
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3.          SEC USE ONLY


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4.          SOURCE OF FUNDS*

            00
-------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            N/A
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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NUMBER           7.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY           1,003,669
OWNED BY       ----------------------------------------------------------------
EACH             8.    SHARED VOTING POWER
REPORTING
PERSON                 1,003,670
WITH           ----------------------------------------------------------------
                 9.    SOLE DISPOSITIVE POWER

                       1,003,669
               ----------------------------------------------------------------
                10.    SHARED DISPOSITIVE POWER

                       1,003,670
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11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,007,339
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12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*

            N/A
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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.2

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14.         TYPE OF REPORTING PERSON*

            IN
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

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

----------------------                             ----------------------
CUSIP NO 91832B 50 4                13D               Page 4 of 7 Pages
----------------------                             ----------------------
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1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION No OF ABOVE PERSON

            SUSAN S. MUNRO
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
            N/A                                                       (b) [ ]
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3.          SEC USE ONLY


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4.          SOURCE OF FUNDS*

            00
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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)

            N/A
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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NUMBER            7.     SOLE VOTING POWER
OF SHARES
BENEFICIALLY             1,003,670
OWNED BY        ----------------------------------------------------------------
EACH              8.     SHARED VOTING POWER
REPORTING
PERSON                   1,003,669
WITH            ----------------------------------------------------------------
                  9.     SOLE DISPOSITIVE POWER

                         1,003,670
                ----------------------------------------------------------------

                 10.     SHARED DISPOSITIVE POWER

                         1,003,669
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11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,007,339
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12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

            N/A
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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.2

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14.         TYPE OF REPORTING PERSON*

            IN
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


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ITEM 1. SECURITY AND ISSUER.

     This filing relates to the acquisition of shares of the common stock, $.00025 par value (the "Common Stock") of VSI Enterprises, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 5801 Goshen Springs Road, Norcross, Georgia 30071.

ITEM 2.         IDENTITY AND BACKGROUND.

      (a)       Mark E. Munro and Susan S. Munro

      (b)       300 Metro Center Boulevard
                Warwick, Rhode Island 02886

      (c)       Mr. Munro is President-Sales/Marketing and Distribution of the
                Issuer and is to be appointed a Director of the Issuer.  Mr.
                Munro also serves as Chief Executive Officer of ETI
                Acquisition Co., a subsidiary of the Issuer. Ms. Munro serves as President of ETI Acquisition Co. The address of the principal executive offices of the Issuer is 5801 Goshen
                Springs Road, Norcross, Georgia 30071.

      (d) Neither Mr. Munro nor Ms. Munro have been convicted in any criminal proceeding during the past five years.

      (e) Neither Mr. Munro nor Ms. Munro have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)       Mr. Munro and Ms. Munro are citizens of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

     All of the securities which are the subject of this filing were acquired by Mr. Munro and Ms. Munro on October 2, 1996 in connection with the acquisition of Eastern Telecom, Inc. ("ETI") by the Issuer. Mr. Munro received 1,003,669 shares of common stock of the Issuer in connection with this transaction and Ms. Munro received 1,003,670 shares of common ctock of the Issuer in connection with this transaction.

ITEM 4. PURPOSE OF TRANSACTION.

     As stated in response to Item 3 above, the acquisition by Mr. Munro and Ms. Munro of the securities covered by this filing was the result of the acquisition of ETI by the Issuer.

                                      5

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ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) Each of Mr. Munro and Ms. Munro beneficially owns in the aggregate 2,007,339 shares or 5.2% of the outstanding Common Stock of the Issuer.

     (b) Mr. Munro possesses sole voting and dispositive power with respect to 1,003,669 shares of Common Stock and is deemed to beneficially own the 1,003,670 shares of Common Stock of the Issuer owned by Ms. Munro, his spouse. Ms. Munro possesses sole voting and dispositive power with respect to 1,003,670 shares of Common Stock and is deemed to beneficially own the 1,003,669 shares of Common Stock of the Issuer owned by Mr. Munro, her spouse. Except as disclosed above, neither Mr. Munro nor Ms. Munro share with any other person voting or dispositive power with respect to any shares of Common Stock of the Issuer.

     (c)  Not applicable.

     (d) Pursuant to the terms of the Agreement and Plan of Merger and Reorganization by and between ETI and the Issuer, the Issuer has agreed to elect Mr. Munro as a Director of the Company and has appointed him as President-Sales/Marketing and Distribution.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth below, there are no contracts, arrangements, understandings or relationships between Mr. Munro or Ms. Munro or any other person with respect to any securities of the Issuer.

     Of the 2,007,339 shares of Common Stock of the Issuer comprising a portion of the merger consideration, 1,807,339 shares were delivered to Mr. Munro and Ms. Munro (collectively referred to as the "Shareholders") upon the surrender of their respective ETI Stock Certificates at the Closing and 200,000 shares (the "Escrow Shares") were delivered into Escrow pursuant to an Escrow Agreement by and among the Issuer, the Shareholders and Reliance Trust Company, as Escrow Agent (the "Escrow Agent"). The Escrow Shares are subject to a post-Closing adjustment of the merger consideration, as well as any claims of the Issuer arising under the Merger Agreement. Promptly after the Closing, the Issuer will prepare a balance sheet of ETI as of the close of business on the Closing Date (the "Closing Balance Sheet"). To the extent the amount of the shareholders' equity shown on the Closing Balance Sheet is less than $897,000, the Shareholders will instruct the Escrow Agent to deliver to the Issuer that number of Escrow Shares having a value, determined in accordance with the Escrow Agreement, equal to the full amount by which the shareholders' equity is less than $897,000. To the extent the amount of the shareholders' equity shown on the Closing Balance Sheet is greater than $1,300,000, the Issuer



                                      6

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will, on the date that is two years following final determination of the
Closing Balance Sheet, deliver to the Shareholders that number of shares of Common Stock having a value, determined by the average of the closing bid price of Common Stock for the ten trading days immediately preceding the date of delivery, equal to the full amount by which the shareholders' equity is greater than $1,300,000. The obligation of the Shareholders to pay the post-Closing adjustment of the merger consideration is a limited obligation of the Shareholders payable solely from, and only to the extent of, the Escrow Shares held by the Escrow Agent.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.


     The following exhibits are filed with this Schedule 13D:

Ex. 2.1 --Agreement and Plan of Merger and Reorganization, dated as of October 1, 1996, by and among VSI Enterprises, Inc., ETI Acquisition Co., Eastern Telecom, Inc. and Mark E. Munro and Susan S. Munro.

Ex. 3.1 --Escrow Agreement, dated as of October 2, 1996, by and among VSI Enterprises, Inc., Reliance Trust Company, Mark E. Munro and Susan S. Munro.


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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Mark E. Munro
Date:  October 29, 1996                 -------------------------------------
                                        Mark E. Munro


                                        /s/ Susan S. Munro
                                        -------------------------------------
                                        Susan S. Munro


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                                EXHIBIT INDEX


Ex. 2.1 --Agreement and Plan of Merger and Reorganization, dated as of October 1, 1996, by and among VSI Enterprises, Inc., ETI Acquisition Co., Eastern Telecom, Inc. and Mark E. Munro and Susan S. Munro.

Ex. 3.1 --Escrow Agreement, dated as of October 2, 1996, by and among VSI Enterprises, Inc., Reliance Trust Company, Mark E. Munro and Susan S. Munro